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Milan

VIA EDGAR

Ms. Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Phathom Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 30, 2019

CIK No. 0001783183

Dear Ms. Hayes:

We are in receipt of the Staff’s letter dated September 13, 2019, with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Phathom Pharmaceuticals, Inc. (“Phathom” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Draft Registration Statement on Form S-1

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Warrant Liabilities and Convertible Promissory Notes, page 99

1.

We acknowledge your response to prior comment 9 where you explain that you do not believe that the requested sensitivity analysis would satisfy the principles in SEC Release No. 33-8350 due to the reasons listed. You further state that you believe that the preparation of a meaningful and reasonable quantitative sensitivity analysis for the fair value of the warrant liabilities and

September 18, 2019

the convertible promissory notes is impractical due to the numerous interrelated inputs that go into your highly complex models. Please tell us how your disclosures made In Note 1 of your combined financial statements under Fair Value Measurements starting on page F-9 comply with the requirements of ASC 820-10- 50-2, including sub-point g. that requires certain disclosures to be made when there are interrelationships between inputs used to arrive to fair value. If you continue to believe that providing the requested disclosure is impractical, please explain to us and disclose the factors you consider and procedures you undertake to attempt to develop the required disclosure.

Phathom’s Response: In response to the Staff’s comment, the Company will revise, in a future amendment to the Registration Statement, its disclosure on page F-11 of the Registration Statement to provide quantitative information about the significant unobservable inputs used in its fair value measurements related to the Takeda Warrants and the May 2019 Notes, and to comply with the requirements of ASC 820-10-50-2(g). The Company respectfully advises the Staff that the Company believes additional quantitative information for the Lender Warrants is not necessary as the fair value of these instruments is approximately $0.4 million, and is not material to an investor’s understanding of the Company’s financial statements and fair value measurements.

The Company’s proposed revisions to Note 1 to the Company’s combined financial statements is as follows (the language in italics as well as the table below will be added on page F-11):

“As of December 31, 2018, the fair value of the Frazier Notes was $2.0 million and the Frazier Notes were exchanged for May 2019 Notes in May 2019. As of June 30, 2019, the fair value of the May 2019 Notes was $92.7 million.

The Company adjusts the carrying value of its warrant liabilities and convertible promissory notes to their estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of warrant liabilities and change in fair value of convertible promissory notes, respectively, in the combined statements of operations.

The following table summarizes information about the significant unobservable inputs used in the fair value measurements for the Takeda Warrants and the May 2019 Notes:

Liability	Fair value as of initial valuation date (in thousands)	Fair value as of June 30, 2019 (in thousands)	Fair value method as of initial valuation date (and relative weighting)	Fair value method as of June 30, 2019 (and relative weighting)	Key unobservable inputs	Range
Takeda Warrants	$47,894	$49,171	Financing transactions (40%) Income approach (60%)	Financing transactions (40%) Income approach (60%)	Transaction prices per share Estimated time to liquidity Discount rate	$20.22-$22.90 0.29-1.73 years 13%
May 2018 Notes	$90,250	$92,743	Financing transactions (40%) Income approach (60%)	Financing transactions (40%) Income approach (60%)	Estimated time to liquidity Volatility Discount rate	0.29-1.73 years 70 22.6%-25	% %

There are significant judgments, assumptions and estimates inherent in the determination of the fair value of each of the instruments described above. These include determination of a valuation method and selection of the possible outcomes available to the Company, including the determination of timing and expected future investment returns for such scenarios. The Company considered the equity value of an initial public offering using market transactions and have

September 18, 2019

determined the expected value of various stay private and dissolution scenarios using the income approach., which is based on assumptions regarding the Company’s future operating performance. The related judgments, assumptions and estimates are highly interrelated and changes in any one assumption could necessitate changes in another. In particular, any changes in the probability of a particular outcome would require a related change to the probability of another outcome. In addition, the fair value of the May 2019 Notes is derived using assumptions that are consistent with the assumptions used to value the Company’s common stock and the Takeda Warrants, and the concluded fair value of the May 2019 Notes is used in the determination of both the fair value of the Company’s common stock and the Takeda Warrants. In the future, depending on the valuation approaches used and the expected timing and weighting of each, the inputs described above, or other inputs, may have a greater or lesser impact on the Company’s estimates of fair value.”

Business

PPI Limitations, page 108

2.

We note your disclosure that you commissioned a third-party U.S. market research study. With respect to the statements in your prospectus that are based on this third-party research, please revise to clarify whether such statements are statements of the third party or statements of the registrant. If your disclosure attributes a statement to the third party, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Phathom’s Response: In response to the Staff’s comment, the Company will revise, in a future amendment to the Registration Statement, the disclosure on pages 109 and 128 to remove references to a third-party market research study and clarify that the market research study and related statements are those of the Company. The proposed revised disclosure would read as follows:

“In addition, in July 2019 we conducted a U.S. market research study of 100 gastroenterologists and 100 primary care physicians who commonly prescribe PPIs and treat patients with GERD and H. pylori infection.”

September 18, 2019

Please do not hesitate to contact me at (858) 523-3962 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

Enclosures

cc:	Ibolya Ignat, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Ada Sarmento, Securities and Exchange Commission

David Socks, Phathom Pharmaceuticals, Inc.

Aditya Kohli, Phathom Pharmaceuticals, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Sean M. Clayton, Cooley LLP

Jonie I. Kondracki, Cooley LLP